Exhibit (h)(93)

CORECOMMODITY MANAGEMENT, LLC
One Station Place, Three North
Stamford, CT  06902

December 15, 2015

Mr. Edmund J. Burke
Chairman
Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO  80203

Re:	ALPS| CoreCommodity Management CompleteCommodities Strategy Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms ALPS Advisors, Inc.’s (“ALPS Advisors”) and CoreCommodity Management LLC’s (the “Sub-Adviser”) agreement with the Trust to contractually limit the total amount of the “Management fees” and “Other Expenses” that they are entitled to receive from the Fund.

With respect to the Fund’s Class A, Class C and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.05% for Class A shares and Class C shares and 1.15% for Class I shares through February 28, 2017, the Sub-Adviser will reduce the fee payable by ALPS Advisors with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess.  The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Sub-Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 28, 2016 and shall continue at least through February 28, 2017.  ALPS Advisors agrees to reduce its management fee to the extent that the Sub-Adviser is required to waive its management fee under the terms of this agreement.

The Sub-Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this agreement or in previous letter agreements.  ALPS Advisors will be permitted to recover from the Fund any management fees it has waived in connection with the Fund, and ALPS Advisors agrees to remit such recoveries to the Sub-Adviser to the extent the Sub-Adviser is permitted to recover a portion of its management fee pursuant to the foregoing sentence.  Notwithstanding the foregoing, the Fund will not be obligated to pay any such waived or reimbursed fees and expenses more than thirty-six months after the end of the fiscal year in which the fee was waived or expense reimbursed.

CORECOMMODITY MANAGEMENT LLC

By: /s/ Andrew Kaplan	By: /s/ Patricia S. Rube
Name: Andrew Kaplan	Name: Patricia S. Rube
Title: EVP and General Counsel	Title: MD and Associate General Counsel

ALPS ADVISORS, INC.

By: /s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:  /s/ Edmund J. Burke
Name:  Edmund J. Burke
Title:  President

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